June 30, 2025

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Riskified Ltd. (the “Meeting”), to be held on August 6, 2025 at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on June 17, 2025 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Eido Gal
Chairperson of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held at 4:00 p.m. (Israel time) on Wednesday, August 6, 2025

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Riskified Ltd. (the “Company”), to be held on August 6, 2025 at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

The following matters are on the agenda for the Meeting (together, the “Proposals”):

(1)to re-elect or elect, as applicable, each of Aaron Mankovski, Erez Shachar and David Meredith as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)to approve the adoption of an amended Compensation Policy for the Company’s Executive Officers and Directors, in accordance with the requirements of the Companies Law;

(3)to approve an amendment to the employment terms of Eido Gal, the Company’s Chief Executive Officer and Chairperson of the Company’s board of directors (“Board”);

(4)to approve an amendment to the employment terms of Assaf Feldman, the Company’s Chief Technology Officer and member of the Board;

(5)to authorize the Company’s Chief Executive Officer, Eido Gal, to serve as the Chairperson of the Company’s Board; and

(6)to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending

December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS, WHICH ARE FURTHER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting, or at any adjournment or postponement thereof, if you were a shareholder of record of our Class A ordinary shares, no par value (the “Class A Shares”), or our Class B ordinary shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), at the close of business on June 17, 2025 (the “Record Date”), whose Shares are registered directly with our transfer agent, Equiniti Trust Company, LLC or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Under our Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is June 27, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on our website at https://ir.riskified.com or at our Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel, upon prior notice and during regular working hours (email: ir@riskified.com) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 6:59 a.m. (Israel Time) on Wednesday, August 6, 2025 (11:59 p.m. EDT on Tuesday, August 5, 2025) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By order of the Board of Directors

Date: June 30, 2025	/s/ Eido Gal
Chairperson of the Board of Directors

Riskified Ltd.

Proxy Statement
______________

Annual General Meeting of Shareholders
To Be Held at 4:00 p.m. (Israel time) on August 6, 2025

This proxy statement (the “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Riskified Ltd. (the “Company,” “Riskified,” “we,” “us” or “our”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Wednesday, August 6, 2025, at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

This Proxy Statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, no par value (the “Class A Shares”) and Class B ordinary shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), beginning June 30, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on June 17, 2025 (the “Record Date”), whose Shares are registered directly with our transfer agent, Equiniti Trust Company, LLC or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (together, the "Proposals"):

(1)to re-elect or elect, as applicable, each of Aaron Mankovski, Erez Shachar and David Meredith as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)to approve the adoption of an amended Compensation Policy for the Company’s Executive Officers and Directors, in accordance with the requirements of the Companies Law (the “Amended Compensation Policy”);

(3)to approve an amendment to the employment terms of Eido Gal, the Company’s Chief Executive Officer and Chairperson of the Company’s Board;

(4)to approve an amendment to the employment terms of Assaf Feldman, the Company’s Chief Technology Officer and member of the Board;

(5)to authorize the Company’s Chief Executive Officer, Eido Gal, to serve as the Chairperson of the Company’s Board; and

(6)to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of the Record Date, 111,002,093 Class A Shares and 46,413,468 Class B Shares were issued and outstanding. Each Class A Share outstanding as of the close of business on the Record Date, is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on the Record Date, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.

Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent public auditors for the year ending December 31, 2025; however, we cannot be certain that this item will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its votes to count for each of the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a simple majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Pursuant to the requirements of the Companies Law, the approval of Proposal No. 2 and Proposal No. 5 is also subject to the fulfillment of one of the following additional voting requirements (each a “Special Majority”):

(a)The Proposal must be approved by a majority of the voting power present and voting at the Meeting (excluding abstentions), including a majority of the votes cast by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or

(b)The total voting power of shareholders who are not Interested Shareholders and who vote against the Proposal must represent no more than two percent (2%) of the Company’s total voting power.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company as to whether it is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you believe you are an Interested Shareholder (in which case your vote will only count “FOR” or “AGAINST” the ordinary majority, and not “FOR” or “AGAINST” the Special Majority under Proposal No. 2 or Proposal No. 5, as applicable), please notify the Company’s General Counsel, Mr. Eric Treichel, by email (legal@riskified.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore, we believe that, other than our directors, officers and their relatives with respect to Proposal No. 5 and our Chief Executive Officer and his relatives with respect to Proposal No. 5, none of our shareholders should be deemed Interested Shareholders in Proposal No. 2 or Proposal No. 5.

Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote and will therefore have no effect on the outcome of a Proposal. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a Proposal and will therefore have no effect on the outcome of a Proposal.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may also vote in any of the manners below:

•By Internet - If you are a shareholder of record, you can submit your proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank, nominee or other similar organization that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy over the Internet.

•By telephone - If you are a shareholder of record, you can submit your proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank, nominee or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy by telephone.

•By mail - If you are a shareholder of record, you can submit your proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank, nominee or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank, nominee or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank, nominee or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We may not be able to count a proxy card from a registered holder unless Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel Time) on Wednesday, August 6, 2025 (11:59 p.m. EDT on Tuesday, August 5, 2025).

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on the Record Date, whose Shares are registered directly with our transfer agent,

Equiniti Trust Company, LLC, or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 30, 2025. Certain officers, directors, employees and agents of Riskified may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (”SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this Proxy Statement were furnished to the SEC under cover of a Form 6‑K and, on or about June 30, 2025, and will be made available electronically via the Internet at www.proxyvote.com and on our website at https://ir.riskified.com. The information contained on our website is not incorporated by reference in and is not a part of this Proxy Statement.

Assistance in Voting your Shares

YOUR VOTE IS IMPORTANT. If you have questions about how to vote your Shares, you may contact Chett Mandel, Riskified’s Head of Investor Relations, at ir@riskified.com.

Special Note Regarding Forward-Looking Statements
This Proxy Statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this Proxy Statement other than statements of historical fact, including, without limitation, statements regarding our expectations as to our shareholder engagement, and corporate governance practices are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.
The forward-looking statements contained in this Proxy Statement are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 6, 2025 (“Annual Report”), and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Proxy Statement. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the number of Shares beneficially owned, directly or indirectly, as of the Record Date, by (i) each person known by us to be the owner of more than 5% of our outstanding Shares, based on public filings or information provided to us by such shareholders, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group. The number of Shares beneficially owned by each entity, person or director is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of the Record Date. The percentage of outstanding Shares is calculated on the basis of 111,002,093 Class A Shares and 46,413,468 Class B Shares outstanding as of the Record Date. Except as otherwise set forth below, the street address of the beneficial owners is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, New York 10001.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power(2)
Principal Shareholders
General Atlantic RK B.V. (3)	5,324,998	4.8%	10,649,996	22.9%	19.4%
Pitango Venture Capital (4)	3,081,912	2.8%	6,163,824	13.3%	11.3%
Qumra Capital (5)	4,289,824	3.9%	5,359,974	11.5%	10.1%
The Phoenix Holdings Ltd. (6)	4,797,660	4.3%	3,401,152	7.3%	6.7%
Genesis Partners (7)	6,468,540	5.8%	1,428,474	3.1%	3.6%
Capital World Investors (8)	8,313,598	7.5%	—	—	1.4%
Prudential Financial (9)	5,697,323	5.1%	—	—	1.0%
Directors and Executive Officers
Eido Gal (10)	4,640,720	4.2%	9,113,300	19.6%	16.7%
Assaf Feldman (11)	3,871,397	3.5%	9,113,300	19.6%	16.5%
Erez Shachar (12)	4,313,526	3.9%	5,359,974	11.5%	10.1%
Eyal Kishon (13)	6,670,258	6.0%	1,428,474	3.1%	3.6%
Jennifer Ceran (14)	94,716	*	—	—	*
Aaron Mankovski (15)	44,609	*	—	—	*
Tanzeen Syed (16)	44,609	*	—	—	*
David Meredith (17)	25,090	*	—	—	*
Aglika Dotcheva (18)	1,083,274	1.0%	—	—	*
Ravi Kumaraswami (19)	771,771	*	—	—	*
All executive officers and directors as a group (10 persons) (20)	21,559,970	19.4%	25,015,048	53.9%	47.2%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)	The percentage under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of the Record Date, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.
(3)
Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK.GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.

(4)	Based solely on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by, Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of (i) 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, one of our directors, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.

(5)	Based on information reported on a Schedule 13G on February 14, 2022 and information known to the Company as of the Record Date, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,031,109 Class A ordinary shares, which consists of (i) 2,681,135 Class A ordinary shares; and (ii) an additional 3,349,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,618,689 Class A ordinary shares, which consists of (i) 1,608,689 Class A ordinary shares; and (ii) an additional 2,010,000 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 9,649,798 Class A ordinary shares, which consists of (i) 4,289,824 Class A ordinary shares; and (ii) an additional 5,359,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(6)	Based on information reported on a Schedule 13G/A filed on January 25, 2024 and information known to the Company as of the Record Date, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,198,812 Class A ordinary shares, which consists of (i) 4,797,660 Class A ordinary shares; and (ii) 3,401,152 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.
(7)	Based on information reported on a Schedule 13G/A on February 14, 2024 and information known to the Company as of the Record Date, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 5,754,303 Class A ordinary shares. G.P.R. S.P.V 2 ("GPR") has sole voting and dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by GPR. Genesis Partners IV Management ("Genesis Management") has shared voting and dispositive power over all 7,897,014 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon, one of our directors, has shared voting and dispositive power over all 7,897,014 ordinary shares held by Genesis IV and GPR by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.
(8)	Based solely on information reported on a Schedule 13G filed on November 13, 2024, Capital World Investors (“CWI”) has sole voting power and sole dispositive power over 8,313,598 Class A ordinary shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors." The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(9)	Based solely on information reported on Schedule 13Gs filed on May 9, 2025 and May 15, 2025 by Jennison Associates LLC (“Jennison”) and Prudential Financial, Inc. (“Prudential”), respectively, Jennison has sole voting power and shared dispositive power over 5,697,323 Class A ordinary shares. Prudential, has sole voting and dispositive power over 156,532 Class A Ordinary shares, shared voting and dispositive power over 5,540,791 Class A ordinary shares. Prudential is the indirect parent holding company of, and indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to beneficially own all 5,697,323 Class A ordinary shares held by Jennison. Jennison does not file jointly with Prudential. The shares reported for Prudential are inclusive of those held by Jennison. The business address of Prudential is 751 Broad Street, Newark, New Jersey 07102-3777. The business address of Jennison is 55 East 52nd Street, New York, New York 10055.
(10)
Represents for Mr. Gal, (a) 4,536,544 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of the Record Date, and (b) 104,176 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date, but excluding 1,198,032 Class A ordinary shares underlying tranches 1, 2 and 3 of the Multi-Year Award, for which the vesting eligibility dates occurred on July 29, 2022, July 29, 2023 and July 29, 2024, respectively, and are therefore eligible to vest upon the satisfaction of the share price targets applicable to each of those tranches. For further information regarding the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation" of our Annual Report.

(11)	Based on information reported on a Schedule 13G/A on October 18, 2024 and information provided to the Company by Mr. Feldman prior to the Record Date, represents for Mr. Feldman, (a) 3,816,809 Class A ordinary shares and 9,113,300 Class B ordinary shares, which consists of (i) 1,941,874 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of the Record Date, held directly by Mr. Feldman, (ii) 1,314,615 Class A ordinary shares held by Maria Feldman (Mr. Feldman’s spouse), of which Mr. Feldman may be deemed to share beneficial ownership, (iii) 280,160 Class A ordinary shares held by MDM Family GST-Exempt Trust (“MDM Family Trust”), (iv) 280,160 Class A ordinary shares held by Sundance Descendants GST-Exempt Trust (“Sundance Descendants Trust”), and (v) 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at its election within 60 days of the Record Date held by Sundance NYC Holdings LLC, and (b) 54,588 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC. In addition, Mr. Feldman is a beneficiary of MDM Family Trust and Sundance Descendants Trust, and as such, may be deemed to share beneficial ownership over the securities held of record by MDM Family Trust and Sundance Descendants Trust. Aglika Dotcheva, one of our executive officers, is the trustee of MDM Family Trust and Sundance Descendants Trust.
(12)	Represents for Mr. Shachar, (a) 23,702 Class A ordinary shares held directly by Mr. Shachar; and (b) 9,649,798 ordinary shares held by Qumra Capital identified in footnote (4) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(13)	Represents for Dr. Kishon, (a) 44,609 Class A ordinary shares held directly by Dr. Kishon; (b) 157,109 Class A ordinary shared held by Kish Family Ltd., an entity controlled by Dr. Kishon; and (c) 7,897,014 ordinary shares held by Genesis IV and GPR identified in footnote (7) above by virtue of serving as the Managing Partner of Genesis Management, which directly owns or manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Dr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(14)	Represents for Ms. Ceran, 94,716 Class A ordinary shares held directly by Ms. Ceran.

(15)	Represents for Mr. Mankovski, 44,609 Class A ordinary shares held directly by Mr. Mankovski, and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (5) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.
(16)	Represents for Mr. Syed, 44,609 Class A ordinary shares held directly by Mr. Syed, and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (3) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.
(17)	Represents for Mr. Meredith, 25,090 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date.
(18)	Represents for Ms. Dotcheva, (a) 551,090 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 532,184 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of the Record Date.
(19)	Represents for Mr. Kumaraswami, (a) 568,947 Class A ordinary shares held directly by Mr. Kumaraswami, and (b) 202,824 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date.
(20)	Includes 918,862 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of the Record Date.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation Methodology

Our Board and Compensation Committee have consistently taken a disciplined approach to executive compensation. The Compensation Committee and Board regularly review the Company’s executive compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices.

What we do:
•	Base a significant portion of the compensation opportunity for our executive officers on the Company’s financial and stock price performance. In 2024, approximately 83% of the aggregate compensation of our executive officers was derived from variable or performance-based compensation components.	•	Regularly review executive compensation and peer group data.
•	Use objective pre-established performance measures to set annual incentive targets for certain components of our Chief Executive Officer’s compensation.	•	Emphasize pay-for-performance (meaning the earning of annual bonuses are subject to the attainment of objective performance measures) for all of our executive officers and employees.
•	Offer equity and cash compensation which we believe appropriately incentivize our executive officers to deliver both short-term and long-term shareholder value.	•	Establish caps on cash bonus payments and annual equity-based awards to help ensure a balanced structure of short- and long-term incentives.
•	Exercise a disciplined approach to dilution management.	•	Engage independent, outside consultants to support the Compensation Committee in the design, analysis and implementation of our compensation programs and to provide advice to our Compensation Committee regarding our executive and non-employee director compensation.
•	Maintain an executive compensation clawback policy, which includes recoupment and forfeiture provisions in compliance with SEC and NYSE requirements.

Independent Compensation Advisor and Peer Group

The Compensation Committee directly engaged the services of Frederic W. Cook & Company, Inc. (“FW Cook”), an executive compensation consulting firm, to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to market practices of our peers. FW Cook reports directly to the Compensation Committee and the Compensation Committee has determined FW Cook to be independent.

Based on FW Cook’s report and recommendations, the Compensation Committee and the Board approved in August 2024, a list of 18 companies as our peer group (the “Peer Group”), for the purpose of assisting the Compensation Committee in its analysis of executive officer compensation. Our Peer Group is composed of companies which are most comparable to us on a range of criteria, including industry (mainly technology companies), revenue, EBITDA, market capitalization, enterprise value and number of employees.
Our Peer Group is composed of the following companies:

AvePoint	Dave Inc.	Jfrog	Olo Inc.	Repay Holdings	Telos
Big Commerce	Fastly	Marqueta	OneSpan	SecureWorks	WalkMe
Blend Labs	Flywire	Mitek Systems	PROS Holdings	Similarweb	Weave Comms

As of August 2024, when the Peer Group was approved, the Company’s revenue was at the 60th percentile of the Peer Group’s revenue for the trailing 12-months and the Company’s market capitalization was at the 59th percentile of the Peer Group’s 12-month average market capitalization.

Our Compensation Committee does not target a specific percentile for setting the level of compensation for our executive officers, but instead considers the market data, along with other factors, to help make informed decisions related to an executive’s compensation.

Compensation of Certain Executive Officers

For information concerning compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com.

CORPORATE GOVERNANCE
Overview

Riskified is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience, qualifications, backgrounds, attributes and skills as well as engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Each of our six current non-executive directors qualifies as “independent” as defined under the applicable corporate governance rules of the New York Stock Exchange (“NYSE”), with Dr. Eyal Kishon serving as lead independent director (as further discussed below).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Eido Gal, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairperson of our Board. The Board will continue to exercise its judgment on an ongoing basis to determine the optimal Board leadership structure that it believes will provide effective leadership, oversight and direction, while optimizing the functioning of both the Board and management and facilitating effective communication between the two. The Board has concluded that the current structure provides a well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The required approval by our shareholders of the re-appointment of our Chief Executive Officer as chairperson of the Board must be obtained no later than five years following July 29, 2021, the closing date of our initial public offering (“IPO”). Further, if our Chief Executive Officer serves as chairperson of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval. At the Meeting, shareholders will be asked to approve, as required by the Companies Law, the re-appointment of Mr. Eido Gal as chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company for a further three-year period.

Lead Independent Director

Since the chairperson of our Board is also our Chief Executive Officer, our Board has appointed Dr. Eyal Kishon as lead independent director, whose responsibilities include presiding over all meetings of the Board at which the chairperson of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas to ensure that there is sufficient time for discussion of all agenda items, acting as the liaison between the independent directors and the chief executive officer and chair of the Board, and when appropriate, meeting or otherwise communicating with major shareholders or other constituencies of the Company. The lead independent director has the authority to call meetings of the independent members of the Board.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do:
•	Maintain a majority independent Board	•	Maintain entirely independent Board committees
•	Appoint a lead independent director with extensive oversight duties and experience	•	Conduct annual Board and committee evaluation processes
•	Regularly engage with shareholders and other stakeholders	•	Periodically review our committee charters

During 2024, our Board met ten times and acted five times by written consent; our Audit Committee met four times; our Compensation Committee met four times and acted three times by written consent; and our Nominating and Governance Committee met three times.  Each of our incumbent directors (including all director nominees listed in Proposal No. 1), other than Tanzeen Syed, attended 100% of our Board meetings and 100% of the meetings of the committees of the Board on which they served in 2024. Mr. Syed attended all but two of our Board meetings and all of the meetings of the committees of the Board on which he served in 2024.

Our Board regularly evaluates the composition of the Board and considers how the Board can maintain the appropriate mix of skills, qualifications and diversity of backgrounds to most effectively oversee the business and long-term strategy of the Company. In August 2024, David Meredith was appointed to our Board. We believe that Mr. Meredith’s deep expertise and track record in the technology sector enhances the Board’s skill set, and we expect his appointment to help us continue to deliver long-term shareholder value.

For more information regarding our Board, its committees and our corporate governance practices, see “Item 6.C.– Board Practices” of our Annual Report.

Shareholder Engagement
We believe that effective corporate governance involves regular, constructive dialogue with our shareholders. This process is essential to understanding our shareholders’ perspectives and aligning our strategies with their expectations. Ongoing engagement provides us with the opportunity to evaluate and consider our corporate governance practices and helps us to ensure that such practices are dynamic and responsive to the evolving landscape of our business and our shareholders’ expectations.
Commitment to Active Dialogue
We are committed to maintaining an active dialogue with our shareholders. Throughout the year, we engage with shareholders representing a majority of our institutional shareholdings through quarterly earnings calls, investor conferences, non-deal roadshows, and direct meetings. This comprehensive investor relations program facilitates continuous interaction, providing us with valuable insights into our shareholders’ priorities and concerns.
Feedback Implementation

We review investor feedback that is received and seek to implement changes that align with our Company’s strategy, business growth, and maturity stage, where appropriate. This feedback loop helps to ensure that our business operations, strategies and governance practices are not only reflective of shareholder expectations but also contribute to the sustainable growth and long-term success of the Company.
Corporate Values and Future Commitment
Maintaining an active dialogue with our shareholders is consistent with our values of open communication and accountability. We believe that by fostering this two-way communication, we can achieve more transparent, effective, and inclusive governance. As we move forward, we remain committed to continuing these efforts, ensuring that our governance frameworks, business operations and strategies remain robust, adaptive, and aligned with shareholder interests.

PROPOSAL 1

ELECTION AND RE-ELECTION OF DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

•the Class I directors are Aaron Mankovski, Erez Shachar and David Meredith, and their terms expire at the Meeting;

•the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual general meeting of shareholders to be held in 2026; and

•the Class III directors are Eido Gal, Eyal Kishon and Jennifer Ceran, and their terms expire at our annual general meeting of shareholders to be held in 2027.

At each annual general meeting of shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect or elect, as applicable, incumbent directors Aaron Mankovski, Erez Shachar and David Meredith as Class I directors. We believe Mr. Meredith, who was appointed to the Board in August 2024, is qualified to serve as a member of our Board as he is a seasoned technology executive with a strong record of driving growth and operational efficiency for complex, global organizations.

Aaron Mankovski is the Chairperson of our Nominating and Governance Committee. Our Board has determined that Mr. Mankovski qualifies as “independent”, as defined under the applicable rules of the NYSE.

Erez Shachar is a member of our Audit Committee and Compensation Committee. Our Board has determined that Mr. Shachar qualifies as “independent”, as defined under the applicable rules of the NYSE and satisfies the additional independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) required for service on our Audit Committee and the additional independence requirements of the NYSE required for service on our Compensation Committee. In addition, our Board has determined that Mr. Shachar meets the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE.

David Meredith is a member of our Board. Our Board has determined that Mr. Meredith qualifies as “independent”, as defined under the applicable rules of the NYSE.

If elected or re-elected at the Meeting, as applicable, Aaron Mankovski, Erez Shachar and David Meredith will each serve until the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Aaron Mankovski, Erez Shachar and David Meredith have each certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and have sufficient time to fulfill his duties as a director of Riskified, taking into account the size and special needs of Riskified.

During 2024, Aaron Mankovski, Erez Shachar and David Meredith attended 100% of the meetings of our Board and the respective Board committees on which they served during the period in which they served.

The Nominating and Governance Committee of our Board has recommended that Aaron Mankovski, Erez Shachar and David Meredith be nominated for re-election or election, as applicable, at the Meeting, each as Class I directors for terms to expire at the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until such earlier time as their office is vacated in accordance with our Articles of Association or the Companies Law. Our Board has nominated each of Aaron Mankovski, Erez Shachar and David Meredith for election or re-election at the Meeting.

Biographical information concerning Aaron Mankovski, Erez Shachar and David Meredith is set forth below:

Aaron Mankovski, 68, has served as a member of our board of directors since September 2017. Since 2000, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. In addition, Mr. Mankovski founded and served as the Managing General Partner of Eucalyptus Ventures from 1997 until 2016. Mr. Mankovski previously served as a member of the board of directors of Optimal Plus, a privately held company, from November 2007 until July 2020, and currently serves as a member of the board of directors of a number of privately held companies including Tailor Brands Ltd, Silk Inc., DriveNets Ltd., Tabit Technologies Ltd. Tulip and Meta Flow (Lumen). Mr. Mankovski also serves as a member of the general Assembly of O.R.T. Technologies Ltd. and as a board observer for Formlabs and Tomorrow.io. Mr. Mankovski is the Founder and former Chairman of IATI – Israel Advanced Technology Industries. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force. We believe Mr. Mankovski is qualified to serve on our Board due to his extensive experience in the technology sector.

Erez Shachar, 61, has served as a member of our board of directors since July 2015. Mr. Shachar is the Co-Founder, Director and Managing Partner of Qumra Capital Management Ltd., a venture capital firm founded in 2013. Since 2004, Mr. Shachar has also served as Managing Partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar currently serves as a member of the board of directors of Taboola.com Ltd. (Nasdaq: TBLA), Talkspace, Inc. (Nasdaq: TALK) and several privately held companies and previously served as a member of the board of directors of Fiverr Ltd. (NYSE: FVRR) from August 2014 until August 2020. Mr. Shachar holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University in Israel and an M.B.A. from the INSEAD Business School in France. We believe Mr. Shachar is qualified to serve on our Board due to his extensive experience in the technology sector.

David Meredith, 53, has served on our board of directors since August 2024. Mr. Meredith previously served as the Chief Executive Officer of Boomi, Inc., a global enterprise software integration and automation platform, from December 2021 to December 2022 and as the Chief Executive Officer of Everbridge, Inc., a critical event management platform, from July 2019 to December 2021. Prior to that, Mr. Meredith served as the Chief Operating Officer of Rackspace, Inc., a global managed cloud computing company, from November 2018 to June 2019, as the Chief Operating Officer and Chief Product Officer of Rackspace, Inc. from August 2017 to November 2018 and as the Group President of Rackspace, Inc. from May 2017 to August 2017. Mr. Meredith most recently served on the board of directors and as the chairperson of the compensation committee of SADA, Inc. and serves on the McIntire Advisory Board for the University of Virginia and has formerly served on the Boards of Boomi, Inc., Everbridge, Inc. and Tobin Center for the Performing Arts. Mr. Meredith holds a Bachelor of Business Administration (BBA) in Finance from James Madison University and a Master of Science (MS) in Management of Information Technology from the University of Virginia. We believe Mr. Meredith is qualified to serve on our Board due to his extensive management experience in the technology sector.

Proposal

Shareholders are being asked to re-elect or elect, as applicable, each of Aaron Mankovski, Erez Shachar and David Meredith for a term to expire at the 2028 annual general meeting of our shareholders, and until their respective successors are duly elected and qualified, or until such earlier time as their office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Aaron Mankovski be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law;

FURTHER RESOLVED, that Erez Shachar be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law; and

FURTHER RESOLVED, that David Meredith be elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Aaron Mankovski and Erez Shachar and the election of David Meredith as a Class I director for a term to expire at the 2028 annual general meeting of shareholders.

PROPOSAL 2

APPROVAL OF THE ADOPTION OF THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Riskified, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the Companies Law. The adoption, amendment or restatement of compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders. The compensation policy is intended to put caps and guidelines on executive officers’ and directors’ compensation and is not a guarantee or commitment of future compensation. The individual terms of compensation of officers and directors are determined on an individual basis in a manner which is consistent with the compensation policy.

On July 15, 2021, in connection with our initial public offering, our Compensation Committee, Board and shareholders adopted our initial compensation policy which was subsequently amended on July 28, 2022 (the “Compensation Policy”) in accordance with the Companies Law. As permitted under the Companies Law for newly public companies, such Compensation Policy was adopted for a five-year term and remains in effect until July 2026. Following this five-year period, our Compensation Policy is required to be presented to our shareholders for re-approval at least once every three years.

We are now proposing to adopt an amended and restated version of our Compensation Policy attached hereto as Exhibit A (the “Amended Compensation Policy”), following review and approval by our Compensation Committee and Board, in accordance with the Companies Law. The terms of the Amended Compensation Policy remain substantially similar to our current Compensation Policy.

In general, our Amended Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted at reflecting our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our

Amended Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation. These limits serve only as a cap on compensation and not a guarantee or commitment of any future compensation.

Our Amended Compensation Policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, performance, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our Amended Compensation Policy also provides for compensation of the members of our Board.

The proposed changes to the current Compensation Policy which are included in the Amended Compensation Policy are limited in scope and do not materially alter the substance and philosophy of our existing Compensation Policy. The following changes to the Compensation Policy are proposed: (i) shortening the policy’s term from five years to three years in accordance with the Companies Law; (ii) revising the “Clawback Policy” section of the Compensation Policy to ensure consistency and alignment with our existing SEC- and NYSE-compliant Policy for the Recovery of Erroneously Awarded Compensation; and (iii) clarifying the mechanisms for tax withholding on executive officers’ and directors’ equity-based compensation.

In addition, it is proposed to increase the maximum total fair market value of annual equity-based compensation awards that may be granted to the Company’s chief executive officer to the higher of (i) seven (7) times his/her annual salary; or (ii) 1.40% of the Company’s fair market value at the time of approval of the grant by the Board. This limitation on the size of equity-based compensation awards that may be granted to our chief executive officer serves only as a framework for chief executive officer compensation. The specific compensation terms of our chief executive officer are subject to the approval of our Compensation Committee, Board and shareholders (refer to Proposal No. 3).

The summary of the proposed changes to our Compensation Policy, set forth in the foregoing paragraphs, is qualified by reference to the full text of the Amended Compensation Policy attached to this Proxy Statement as Exhibit A.

Our Compensation Committee and Board believe that the Amended Compensation Policy provides an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the Amended Compensation Policy is intended to incentivize individual excellence and to align the interests of our executive officers and directors with our long-term performance, and as a result, with those of our shareholders.

Proposal

Shareholders are being asked to approve an amendment to the Compensation Policy for the Company’s Executive Officers and Directors in the form attached hereto as Exhibit A.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to adopt the Company’s Compensation Policy for Executive Officers and Directors, in the form attached as Exhibit A to the Proxy Statement, dated June 30, 2025.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

In connection with this Proposal No. 2, the Companies Law allows our Board to approve the Amended Compensation Policy even if the shareholders have voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the Company’s Compensation Policy for Executive Officers and Directors, in the form attached as Exhibit A hereto.

PROPOSAL 3

AMENDMENT TO THE EMPLOYMENT TERMS OF THE COMPANY’S CHIEF
EXECUTIVE OFFICER AND CHAIRPERSON OF THE BOARD

Background

Under the Companies Law, an Israeli public company that seeks to approve the terms of compensation of its chief executive officer, who also serves as a director, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

The employment terms of Mr. Eido Gal, our Chief Executive Officer, have remained unchanged since our initial public offering in July 2021. In light of the increased complexity of our operating environment, intensifying competition for executive talent, and significant expansion of the Company’s scale and operations since the IPO, the Compensation Committee and the Board have determined that an update to Mr. Gal’s compensation is warranted. The proposed amendment is designed to better align Mr. Gal’s compensation with shareholder interests, reinforce long-term value creation, and reflect competitive practices among our Peer Group.

Accordingly, at the Meeting, shareholders will be asked to approve an amendment to the employment terms of our Chief Executive Officer, who also serves as our Chairperson of the Board.

The proposed amendment was approved by our Compensation Committee and the Board after considering our compensation philosophy, which is designed to attract, motivate and retain experienced and talented leaders who will contribute to the Company’s long-term success and enhance shareholder value. The proposed amendment is consistent with our emphasis on fostering an achievement-oriented, merit-based culture that rewards long-term excellence, aligns a significant portion of compensation with both individual and Company performance, and reflects Riskified’s operating principles. In approving the amendment, the Compensation Committee and the Board also reviewed market data from our Peer Group to assess continued alignment with competitive market practices.

Each of the components of the proposed compensation package, set forth below, conform with the Company’s existing Compensation Policy (and will conform with the Company’s Amended Compensation Policy, if approved).

Chief Executive Officer’s Compensation Review and Methodology

    The Compensation Committee directly engaged the services of FW Cook, an independent executive compensation consulting firm, to assess Mr. Gal’s current compensation and advise on its competitiveness relative to market practices and our Peer Group. Based on its independent analysis, FW Cook concluded that Mr. Gal’s current total compensation package is positioned significantly below the 25th percentile when compared to compensation levels of chief executive officers at Peer Group companies.(1)

Our Compensation Committee and Board believe the proposed amendment, which positions Mr. Gal’s annual compensation opportunity at approximately the 50th percentile of our Peer Group, enhances alignment with shareholder interests, aligns Mr. Gal’s compensation structure with that of the Company’s broader executive team and improves the Company’s ability to retain key leadership, while maintaining cost-conscious compensation governance.

Proposed Compensation

    It is proposed that the existing employment terms of our Chief Executive Officer, Mr. Eido Gal, will be amended as detailed below:

Base Salary and Social Benefits

    Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Gal will be entitled to a maximum annual base salary of $500,000.

    In addition, commencing in 2026, the maximum annual base salary that Mr. Gal will be eligible to receive shall automatically increase by 10% each year, unless the Compensation Committee and the Board determine that a lower increase shall apply for that year. If, in any year, the Compensation
(1) Mr. Gal’s current total compensation package includes those equity-based awards granted in a given year. It does not include equity-based awards granted in prior years, which may remain outstanding and continue to vest in accordance with their terms.

Committee and the Board determine that the maximum annual base salary that Mr. Gal is eligible to receive shall increase by an amount less than 10%, the Compensation Committee and the Board may approve a higher increase in a subsequent year, provided that the cumulative maximum annual base salary that Mr. Gal is eligible to receive does not exceed the amount that would have resulted had the 10% annual increase been applied consistently since 2026.

    The Compensation Committee and Board will annually assess Mr. Gal’s performance and expected contributions to the Company’s short and long-term success. The Compensation Committee and the Board will then determine the Chief Executive Officer’s annual base salary, within the parameters pre-approved by shareholders. Mr. Gal’s annual base salary for 2025 will be $375,000, which remains below the 25th percentile when compared to the annual base salaries of chief executive officers at Peer Group companies.

    Mr. Gal will continue to be entitled to social and other benefits that are generally available to employees in his region and our executive management consistent with our policies and existing Compensation Policy (and with our Amended Compensation Policy, if approved).

Cash Bonuses

Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Gal will be eligible to receive an annual target cash bonus (the “Target Bonus”) equal to up to 100% of his annual base salary for the fiscal year to which such bonus relates, structured as follows:

•Company Performance Component: At least 80% of the Target Bonus will be payable based on the achievement of pre-established quantitative annual Key Performance Indicators (“Annual KPIs”), as determined by the Compensation Committee and the Board.

The Annual KPIs will consist of quantitative performance criteria that the Compensation Committee and the Board view as critical to the Company’s medium- and long-term success. For 2025, the Annual KPIs shall include revenue and Adjusted EBITDA.

•Individual Performance Component: Up to 20% of the Target Bonus will be awarded based on the discretion of the Compensation Committee and the Board, following a qualitative assessment of Mr. Gal’s overall performance during the applicable fiscal year. This assessment may consider leadership, strategic execution, team development, and other non-quantitative contributions not captured by the Annual KPIs.

    As a result, 50% of Mr. Gal’s total target cash compensation will be derived from variable, performance-based compensation, in line with the Company’s executive compensation objectives.

In addition to the Target Bonus, Mr. Gal will be eligible to earn an overachievement bonus (the “Overachievement Bonus”) equal to up to 50% of his annual base salary for the fiscal year to which such Overachievement Bonus relates. The Overachievement Bonus may be awarded in the event the Company exceeds the Annual KPIs, as determined by the Compensation Committee and the Board.

Equity-based Compensation

    Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Gal will receive an annual grant of equity-based awards, within the framework detailed below. The purpose of these annual awards is to enhance alignment between the Chief Executive Officer’s interests and the long-term interests of the Company and its shareholders, and to strengthen the retention and motivation of the Chief Executive Officer in the long-term, consistent with the Company’s compensation objectives described above.

The Compensation Committee and Board will annually assess Mr. Gal’s performance and expected contributions to the Company’s short and long-term success. The Compensation Committee and the Board will then determine the appropriate scope, value and composition of the Chief Executive Officer’s annual equity award, within the framework pre-approved by shareholders, below.

Grant Value
The total value of each annual equity-based award as of the date of grant shall not exceed the lesser of:
(a)$7 million(2); or
(b)the maximum amount permitted by the Company’s Compensation Policy (or Amended Compensation Policy, if applicable), as amended from time-to-time.

Commencing in 2026, the limit set forth in (a), shall automatically increase by 10% each year, unless the Compensation Committee and the Board determine that a lower increase shall apply for that year. If, in any year, the Compensation Committee and the Board determine that the limit in (a) shall increase by an amount less than 10%, the Compensation Committee and the Board may approve a higher increase in a subsequent year, provided that the cumulative maximum value of an annual equity-based award in a given year does not exceed the amount that would have resulted had the 10% annual increase been applied consistently since 2026.

Mr. Gal will be granted 400,000 restricted share units (“RSUs”) in 2025, with a total value of approximately $1.99 million.(3)

Equity Mix
Equity-based awards will be granted in the form of time-based restricted shares, RSUs or options, using a customary valuation method, as determined by the Compensation Committee and Board from time-to-time. The Compensation Committee and the Board may, at their sole discretion, elect to include certain performance criteria as a condition to the vesting of such restricted shares, RSUs or options.

100% of the equity-based awards granted to Mr. Gal in 2025 shall be comprised of time-based RSUs.

Vesting	Restricted shares, RSUs and options will vest in quarterly installments over a four-year period from the grant’s vesting commencement date, subject to Mr. Gal’s continued service with the Company.
Adjustments
The Compensation Committee and Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the performance-based equity awards criteria thresholds and their relative weight (where applicable), to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the performance-based equity awards, if any of the following events has a material impact on the performance metrics during the performance period:
•Unusual or non-recurring events, such as acquisitions;
•Changes in our accounting principles or tax laws; and
•Events related to currency fluctuations.

(2)	Representing approximately the 50th percentile when compared to the value of long-term incentives granted to chief executive officers at Peer Group companies.
(3)	Based on a 30-day average stock price of $4.97, as of the Record Date.

These equity-based awards are expected to constitute the majority of Mr. Gal’s total direct target compensation and are designed to align his interests with those of shareholders by tying a greater portion of his compensation outcomes to Company performance and share value appreciation.

Chief Executive Officer Target Direct Compensation Mix (2025)
    The following table sets forth Mr. Gal’s total compensation for 2025, which remains significantly below the 25th percentile, when compared to compensation levels of chief executive officers at Peer Group companies:

Compensation Component	Amount (USD)	% of Total Compensation	Performance-Based*	Variable (At-Risk)(4)	Fixed
Annual Base Salary	$375,000	14%	NO	NO	YES
Target Bonus – Company Performance	$300,000	11%	YES	YES	NO
Target Bonus – Individual Performance	$75,000	3%	YES	YES	NO
Equity Awards – Time-Based RSUs	$1,988,000(5)	72%	NO	YES	NO
Total Target Direct Compensation	$2,738,000	100%

(4)	For purposes of this table, ‘performance-based’ includes compensation that is subject to achievement of objective or discretionary performance criteria. RSUs, while not tied to specific performance goals, are considered variable because their realized value depends on the Company’s stock price performance.
(5)	Based on a 30-day average stock price of $4.97, as of the Record Date. Assumes a grant of 400,000 RSUs in 2025.

Severance Plan

Subject to shareholder approval of this Proposal, Mr. Gal shall be subject to, and shall be entitled to receive such payments and other benefits as are set forth in the Company’s Severance Plan, as follows:

•In the event Mr. Gal’s employment is terminated, other than for cause, or by Mr. Gal, for good reason, in connection with a change in control, and provided that such termination occurs in the three months prior to or the twenty-four months following such change in control, Mr. Gal will be entitled to receive: (a) full acceleration of all unvested time-based equity awards, (b) severance payments in an amount equal to two-times his annual base salary during the fiscal year in which the termination is effected, (c) continuation of health and social benefits for a period of twenty-four months, and (d) 100% of his Target Bonus with respect to the fiscal year in which the termination is effected.

•In addition, in the event Mr. Gal’s employment is terminated by the Company, other than for cause, or by Mr. Gal, for good reason, not in connection with a change in control, Mr. Gal will be entitled to receive (a) partial acceleration, on a pro-rata per-tranche basis, of all unvested time-based equity awards, (b) six-months’ advanced notice (or a cash payment in lieu of such advanced notice), (c) severance payments in amounts equal to one times his annual base salary during the fiscal year in which the termination is effected, and (d) continuation of health and social benefits for a period of twelve months.

Notice Period.

    Subject to the approval of this Proposal, the Chief Executive Officer shall be required to provide the Company with six (6) months prior written notice of resignation.

    If this Proposal No. 3 is not approved, the current employment terms for our Chief Executive Officer will remain effective.

Conclusion

    Our Compensation Committee and Board have determined that the proposed amendments to Mr. Gal’s employment terms are in the best interest of the Company and its shareholders. The revised compensation structure is designed to incentivize the continued leadership and performance of the Company’s Chief Executive Officer, while aligning with the Company’s strategic objectives, business plan, and long-term growth trajectory, and reinforcing shareholder value creation through disciplined, performance-oriented compensation governance.

Please Note: Inadequate compensation for our Chief Executive Officer may impair the Company’s ability to effectively incentivize performance aligned with our strategic, operational, and financial objectives, and may impact our capacity to deliver long-term value to shareholders

Proposal

    It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the employment terms of the Company’s Chief Executive Officer and Chairperson of the Board, as set forth in the Proxy Statement dated June 30, 2025.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the amendment to the employment terms of the Company’s Chief Executive Officer and Chairperson of the Board.

PROPOSAL 4

AMENDMENT TO THE EMPLOYMENT TERMS OF THE COMPANY’S CHIEF
TECHNOLOGY OFFICER AND MEMBER OF THE BOARD

Background

Under the Companies Law, an Israeli public company that seeks to approve the terms of compensation of an executive officer, who also serves as a director, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

The employment terms of Mr. Assaf Feldman, our Chief Technology Officer, have remained unchanged since our initial public offering in July 2021. In light of the increased complexity of our operating environment, intensifying competition for executive talent, and significant expansion of the Company’s scale and operations since the IPO, the Compensation Committee and the Board have determined that an update to Mr. Feldman’s compensation is warranted. The proposed amendment is designed to better align Mr. Feldman’s compensation with shareholder interests, reinforce long-term value creation, and reflect competitive practices among our Peer Group.

Accordingly, at the Meeting, shareholders will be asked to approve an amendment to the employment terms of our Chief Technology Officer, who also serves as a member of our Board.

The proposed amendment was approved by our Compensation Committee and the Board after considering our compensation philosophy, which is designed to attract, motivate and retain experienced and talented leaders who will contribute to the Company’s long-term success and enhance shareholder value. The proposed amendment is consistent with our emphasis on fostering an achievement-oriented, merit-based culture that rewards long-term excellence, aligns a significant portion of compensation with both individual and Company performance, and reflects Riskified’s operating principles. In approving the amendment, the Compensation Committee and the Board also reviewed market data from our Peer Group to ensure continued alignment with competitive market practices.

Each of the components of the proposed compensation package, set forth below, conform with the Company’s existing Compensation Policy (and will conform with the Company’s Amended Compensation Policy, if approved).

Chief Technology Officer’s Compensation Review and Methodology

    The Compensation Committee directly engaged the services of FW Cook, an independent executive compensation consulting firm, to assess Mr. Feldman’s current compensation and advise on its competitiveness relative to market practices and our Peer Group. Based on its independent analysis, FW Cook concluded that Mr. Feldman’s current total compensation package is positioned significantly below the 25th percentile when compared to compensation levels of chief technology officers at Peer Group companies.(1)

Our Compensation Committee and Board believe the proposed amendment, which positions Mr. Feldman’s annual compensation opportunity at approximately the 50th percentile, enhances alignment with shareholder interests, aligns Mr. Feldman’s compensation structure with that of the Company’s broader executive team and improves the Company’s ability to retain key leadership, while maintaining cost-conscious compensation governance.

Proposed Compensation

    It is proposed that the existing employment terms of our Chief Technology Officer, Mr. Assaf Feldman, will be amended as detailed below:

Base Salary and Social Benefits

    Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Feldman will be entitled to a maximum annual base salary of $400,000.

    In addition, commencing in 2026, the maximum annual base salary that Mr. Feldman will be eligible to receive shall automatically increase by 10% each year, unless the Compensation Committee
(1) Mr. Feldman’s current total compensation package includes only those equity-based awards granted to Mr. Feldman in 2024 and does not include equity-based awards granted to Mr. Feldman in prior years, which remain outstanding and continue to vest in accordance with their terms.

and the Board determine that a lower increase shall apply for that year. If, in any year, the Compensation Committee and the Board determine that the maximum annual base salary that Mr. Feldman is eligible to receive shall increase by an amount less than 10%, the Compensation Committee and the Board may approve a higher increase in a subsequent year, provided that the cumulative maximum annual base salary that Mr. Feldman is eligible to receive does not exceed the amount that would have resulted had the 10% annual increase been applied consistently since 2026.

    The Compensation Committee and Board will annually assess Mr. Feldman’s performance and expected contributions to the Company’s short and long-term success. The Compensation Committee and the Board will then determine the Chief Technology Officer’s annual base salary, within the parameters pre-approved by shareholders. Mr. Feldman’s annual base salary for 2025 will be $300,000, which remains below the 25th percentile when compared to annual base salaries of chief technology officers at Peer Group Companies.

    Mr. Feldman will continue to be entitled to social and other benefits that are generally available to employees in his region and our executive management consistent with our policies and existing Compensation Policy (and with our Amended Compensation Policy, if approved).

Cash Bonuses

Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Feldman will be eligible to receive an annual target cash bonus (the “Target Bonus”) equal to up to 50% of his annual base salary for the fiscal year to which such bonus relates, structured as follows:

•Company Performance Component: At least 80% of the Target Bonus will be payable based on the achievement of pre-established quantitative annual Key Performance Indicators (“Annual KPIs”), as determined by the Compensation Committee and the Board.

The Annual KPIs will consist of quantitative performance criteria that the Compensation Committee and the Board view as critical to the Company’s medium- and long-term success. For 2025, the Annual KPIs shall include revenue and Adjusted EBITDA.

•Individual Performance Component: Up to 20% of the Target Bonus will be awarded based on the discretion of the Compensation Committee and the Board, following a qualitative assessment of Mr. Feldman’s overall performance during the applicable fiscal year. This assessment may consider leadership, strategic execution, team development, and other non-quantitative contributions not captured by the Annual KPIs.

In addition to the Target Bonus, Mr. Feldman will be eligible to earn an overachievement bonus (the “Overachievement Bonus”) equal to up to 50% of his annual base salary for the fiscal year to which such Overachievement Bonus relates. The Overachievement Bonus may be awarded in the event the Company exceeds the Annual KPIs, as determined by the Compensation Committee and the Board.

Equity-based Compensation

    Subject to shareholder approval of this Proposal, effective as of January 1, 2025, Mr. Feldman will receive an annual grant of equity-based awards, within the framework detailed below. The purpose of these annual awards is to enhance alignment between the Chief Technology Officer’s interests and the long-term interests of the Company and its shareholders, and to strengthen the retention and motivation of the Chief Technology Officer in the long-term, consistent with the Company’s compensation objectives described above.

The Compensation Committee and Board will annually assess Mr. Feldman’s performance and expected contributions to the Company’s short and long-term success. The Compensation Committee and the Board will then determine the appropriate scope, value and composition of the Chief Executive Officer’s equity award, within the framework pre-approved by shareholders, below.

Grant Value
The total value of each annual equity-based award as of the date of grant shall not exceed the lesser of:
(a)$1.5 million(2); or
(b)the maximum amount permitted by the Company’s Compensation Policy (or Amended Compensation Policy, if applicable), as amended from time-to-time.

Commencing in 2026, the limit set forth in (a), shall automatically increase by 10% each year, unless the Compensation Committee and the Board determine that a lower increase shall apply for that year. If, in any year, the Compensation Committee and the Board determine that the limit in (a) shall increase by an amount less than 10%, the Compensation Committee and the Board may approve a higher increase in a subsequent year, provided that the cumulative maximum value of an annual equity-based award in a given year does not exceed the amount that would have resulted had the 10% annual increase been applied consistently since 2026.

Mr. Feldman will be granted 120,000 RSUs in 2025, with a total value of approximately $596,400.(3)

Equity Mix
Equity-based awards will be granted in the form of time-based restricted shares, RSUs or options, using a customary valuation method, as determined by the Compensation Committee and Board from time-to-time. The Compensation Committee and the Board may, at their sole discretion, elect to include certain performance criteria as a condition to the vesting of such restricted shares, RSUs or options.

100% of the equity-based awards granted to Mr. Feldman in 2025 shall be comprised of time-based RSUs.

Vesting	Restricted shares, RSUs and options will vest in quarterly installments over a four-year period from the grant’s vesting commencement date, subject to Mr. Feldman’s continued service with the Company.
Adjustments
The Compensation Committee and Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the performance-based equity awards criteria thresholds and their relative weight (where applicable), to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the performance-based equity awards, if any of the following events has a material impact on the performance metrics during the performance period:
•Unusual or non-recurring events, such as acquisitions;
•Changes in our accounting principles or tax laws; and
•Events related to currency fluctuations.

(2)	Representing approximately the 50th percentile when compared to the value of long-term incentives granted to chief technology officers at Peer Group Companies.
(3)	Based on a 30-day average stock price of $4.97, as of the Record Date.

    These equity-based awards are expected to constitute a significant portion of Mr. Feldman’s total direct target compensation and are designed to align his interests with those of shareholders by tying a greater portion of his compensation outcomes to Company performance and share value appreciation.

Severance Plan

Subject to shareholder approval of this Proposal, Mr. Feldman shall be subject to, and shall be entitled to receive such payments and other benefits as are set forth in the Company’s Severance Plan, as follows:

•In the event Mr. Feldman’s employment is terminated, other than for cause, or by Mr. Feldman, for good reason, in connection with a change in control, and provided that such termination occurs in the three months prior to or the twenty-four months following such change in control, Mr. Feldman will be entitled to receive: (a) full acceleration of all unvested time-based equity awards, (b) severance payments in an amount equal to two-times his annual base salary during the fiscal year in which the termination is effected, (c)

continuation of health and social benefits for a period of twenty-four months, and (d) 100% of his Target Bonus with respect to the fiscal year in which the termination is effected.

•In addition, in the event Mr. Feldman’s employment is terminated by the Company, other than for cause, or by Mr. Feldman, for good reason, not in connection with a change in control, Mr. Feldman will be entitled to receive (a) partial acceleration, on a pro-rata per-tranche basis, of all unvested time-based equity awards, (b) six-months’ advanced notice (or a cash payment in lieu of such advanced notice), (c) severance payments in amounts equal to one times his annual base salary during the fiscal year in which the termination is effected, and (d) continuation of health and social benefits for a period of twelve months.

Notice Period.

    Subject to the approval of this Proposal, the Chief Technology Officer shall be required to provide the Company with six (6) months prior written notice of resignation.

    If this Proposal No. 4 is not approved, the current employment terms for our Chief Technology Officer will remain effective.

Conclusion

    Our Compensation Committee and Board have determined that the proposed amendments to Mr. Feldman’s employment terms are in the best interest of the Company and its shareholders. The revised compensation structure is designed to incentivize the continued leadership and performance of the Company’s Chief Technology Officer, while aligning with the Company’s strategic objectives, business plan, and long-term growth trajectory, and reinforcing shareholder value creation through disciplined, performance-oriented compensation governance.

Please Note: Inadequate compensation for our Chief Technology Officer may impair the Company’s ability to effectively incentivize performance aligned with our strategic, operational, and financial objectives, and may impact our capacity to deliver long-term value to shareholders

Proposal

    It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the employment terms of the Company’s Chief Technology Officer and member of the Board, as set forth in the Proxy Statement dated June 30, 2025.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the amendment to the employment terms of the Company’s Chief Technology Officer and member of the Board.

PROPOSAL 5

AUTHORIZATION OF MR. EIDO GAL, OUR CHIEF EXECUTIVE
OFFICER, TO SERVE AS CHAIRPERSON OF OUR BOARD

Background

The Companies Law provides that the chief executive officer of a public company may only serve as the chairperson of the board of directors of the same company if such appointment is approved and ratified by its shareholders, subject to the Special Majority requirements that are detailed above in the “Vote Required for Approval of Each of the Proposals” section. Under the Companies Law, this approval may be effective for a period of five years following an initial public offering, and subsequently for additional periods of up to three years.

At the Meeting, shareholders will be asked to approve the re-appointment of Mr. Eido Gal as Chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company, for a further three-year period.

References to the Board’s decisions in this Proposal No. 5 exclude Mr. Gal, who did not participate in the discussion or decisions related to Proposal No. 5 due to his personal interest therein.

Proven Track Record

As the co-founder, Chief Executive Officer and Chairperson of our Board, Mr. Gal’s leadership, deep understanding of the Company’s business and operations and domain expertise have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the Nominating and Governance Committee and the Board believe that the current structure, which combines the roles of Chairperson of the Board and Chief Executive Officer, leverages Mr. Gal’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure, in which Mr. Gal serves as Chairperson of the Board and Chief Executive Officer and Dr. Kishon serves as lead independent director, has established a strong relationship between the management of the Company and the Board which have facilitated effective execution of the Company’s strategy with strong oversight by the Board.

Our Nominating and Governance Committee and Board believe that the proposed structure aligns with shareholder interests and long-term Company value creation. In making this determination, our Nominating and Governance Committee and Board considered, among other things, the following factors:

•Mr. Gal’s deep understanding of the Company’s business and operations as our co-founder and long-standing Chief Executive Officer;
•Mr. Gal’s extensive background and experience in ecommerce and fraud;
•Mr. Gal’s success in maintaining an effective management team, creating new and successful leadership and maintaining a stable corporate culture;
•The ongoing, long-term, active and committed contributions of Mr. Gal to our sustained growth and long-term success; and
•Mr. Gal’s expected contributions to our future growth.

Strong Board Oversight

The Nominating and Governance Committee and the Board believe that the combination of the Chairperson of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. The following corporate governance best practices ensure strong independent oversight by the Board and its Committees:

•	6 of 8 directors are independent	•	Annual Board and Committee evaluations
•	Fully independent committees	•	Periodic review of committee charters
•	Lead independent director with extensive oversight duties and experience	•	Ongoing shareholder engagement program

The Board believes that its leadership structure promotes effective and timely communication between the Board and management team, and increased effectiveness and agility in the execution of the Company’s growth strategy. It is important to reiterate that both the Board and its Committees have direct access to various Company executives, the broader management team and key functions. We believe that this level of access strengthens oversight at the Board level and helps ensure strong corporate governance, thus protecting shareholder interests, in line with the Company’s strategic plan to create long-term value for shareholders.

If this Proposal No. 5 is approved, for so long as the positions of Chief Executive Officer and Chairperson of the Board are combined, the Company will continue to have a lead independent director. The Board has determined that Dr. Kishon will continue to serve as lead independent director and have such powers and responsibilities as are set forth under “Corporate Governance – Lead Independent Director,” above.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve that Mr. Eido Gal be re-appointed as Chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company for further three-year period.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-appointment of Mr. Gal as the Chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our Audit Committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total amount billed to us by the Company’s independent public auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in each of the previous two fiscal years:

	2024	2023
	(in thousands USD)
Audit Fees(1)	$ 850	$ 858
Audit-Related Fees(2)	5	40
Tax Fees(3)	165	156
Total	$ 1,020	$ 1,054

(1)	“Audit fees” for the years ended December 31, 2024 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
(2)
“Audit-related fees” for the years ended December 31. 2024 and December 31, 2023 relate to fees for assurance and other services that are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	“Tax fees” for the year ended December 31, 2024 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Unless a type of service to be provided by the independent accountant has received general pre-approval by the audit committee, it requires specific pre-approval by the Audit Committee. Our Audit Committee pre-

approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2025.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the fiscal year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report, filed with the SEC on March 6, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com. Shareholders may download a copy of these documents without charge at https://ir.riskified.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Eido Gal
Chairperson of the Board of Directors
Dated: June 30, 2025

EXHIBIT A

AMENDED & RESTATED COMPENSATION POLICY

RISKIFIED LTD.
Compensation Policy for Executive Officers and Directors
(As Amended by Shareholders on [●], 2025)

A.Overview and Objectives

1.Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Riskified Ltd. (“Riskified” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).
Compensation is a key component of Riskified’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Riskified’s value and otherwise assist it to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Riskified’s goals and performance.
For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Riskified’s directors.
This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.
This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Riskified’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.
The Compensation Committee and the Board of Directors of Riskified (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.
2.Objectives

Riskified’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Riskified’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Riskified’s operating principles as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.To closely align the interests of the Executive Officers with those of Riskified’s shareholders in order to enhance shareholder value;
2.2.To align a significant portion of the Executive Officers’ compensation with Riskified’s short and long-term goals and performance;
2.3.To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;
2.4.To strengthen the retention and the motivation of Executive Officers in the long- term;
2.5.To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and
2.6.To maintain consistency in the way Executive Officers are compensated.

3.Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.Base salary;

3.2.Benefits;

3.3.Cash bonuses;

3.4.Equity based compensation;

3.5.Change of control provisions; and

3.6.Retirement and termination terms.

4.Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Riskified’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.
4.2.The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.
5.Inter-Company Compensation Ratio

5.1.In the process of drafting this Policy, Riskified’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Riskified’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).
5.2.The possible ramifications of the Ratio on the daily working environment in Riskified were examined and will continue to be examined by Riskified from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Riskified.
B.Base Salary and Benefits

6.Base Salary

6.1.A base salary provides stable compensation to Executive Officers and allows Riskified to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.
6.2.Since a competitive base salary is essential to Riskified’s ability to attract and retain highly skilled professionals, Riskified will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to Riskified, the list of which shall be reviewed and approved periodically by the Compensation Committee. To that end, Riskified shall utilize as reference, comparative market data and practices, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant. Nothing in this paragraph shall require Riskified to provide a specific or minimum level of compensation.
6.3.The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.
7.Benefits

7.1.The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:
7.1.1.Vacation days in accordance with market practice; Sick days in accordance with market practice;

7.1.2.Convalescence pay according to applicable law;

7.1.3.Monthly remuneration for a study fund, as allowed by applicable law and with reference to Riskified’s practice and the practice in peer group companies (including contributions on bonus payments);
7.1.4.Riskified shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Riskified’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.5.Riskified shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Riskified’s policies and procedures and to the practice in peer group companies.
7.2.Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.
7.4.Riskified may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Riskified’s policies and procedures.
C.Cash Bonuses

8.Annual Cash Bonuses - The Objective

8.1.Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Riskified’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.
8.2.An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee

(and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Riskified’s short and long-term goals, as well as its compliance and risk management policies. Commencing with the fiscal year following the Company’s initial public offering, the Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Riskified’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.
8.3.In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.
8.4.The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.
9.Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.The performance objectives for the annual cash bonus of Riskified’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Riskified’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, which will be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Riskified’s Executive Officers, other than the CEO, on a discretionary basis.
9.2.The target annual cash bonus (not including any commissions in the case of Commission Based Executive Officers (as defined below)) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100 % of such Executive Officer’s annual base salary.
9.3.The maximum annual cash bonus (not including any commissions in the case of Commission Based Executive Officers), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200 % of such Executive Officer’s annual base salary.
9.4.The annual commissions that any Executive Officer in a role with the Company which the Compensation Committee and the Board determine should be compensated in the form of commissions (collectively, the “Commission Based Executive Officers”) will not exceed 2% of the Company’s revenue for such given fiscal year.
CEO

9.5.The annual cash bonus of Riskified’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Riskified’s Compensation Committee (and, if required by law, by Riskified’s Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.
9.6.The less significant part of the annual cash bonus granted to Riskified’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.
9.7.The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100 % of his or her annual base salary.
9.8.The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200 % of his or her annual base salary.
10.Other Bonuses

10.1.Special Bonus. Riskified may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.
10.2.Signing Bonus. Riskified may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100 % of the Executive Officer’s annual base salary.
10.3.Relocation/ Repatriation Bonus. Riskified may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.Compensation Recovery (“Clawback”)

11.1.In the event of an accounting restatement, Riskified shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable law and stock exchange rules.
11.2.Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.
D.Equity Based Compensation

12.The Objective

12.1.The equity-based compensation for Riskified’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Riskified and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity- based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.
12.2.The equity-based compensation offered by Riskified is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.
12.3.All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Riskified’s policies, the main terms of which shall be disclosed in the annual report of Riskified.

12.4.All other terms of the equity awards shall be in accordance with Riskified’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.
13.General Guidelines for the Grant of Awards

13.1.The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.
13.2.In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity- based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) seven (7) times his or her annual base salary or (x) 1.40% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) seven (7) times his or her annual base salary or (z) 1.40% of the Company’s fair market value at the time of approval of the grant by the Board.
13.3.The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Riskified’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.
13.4.The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E.Retirement and Termination of Service Arrangements

14.Advanced Notice Period

Riskified may provide an Executive Officer (including the CEO), on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.
15.Adjustment Period

Riskified may provide an additional adjustment period of up to twelve (12) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.
16.Additional Retirement and Termination Benefits

Riskified may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.
17.Non-Compete Grant

Upon termination of employment and subject to applicable law, Riskified may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Riskified for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.
F.Exculpation, Indemnification and Insurance

19.Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.
20.Insurance and Indemnification

20.1.Riskified may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Riskified all subject to applicable law and the Company’s articles of association. Riskified may adopt arrangements to secure such indemnification obligations to its directors and Executive Officers.
20.2.Riskified will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:
20.2.1.The limit of liability of the insurer shall not exceed the greater of $500 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and
20.2.2.The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Riskified’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.
20.3.Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Riskified shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:
20.3.1.The limit of liability of the insurer shall not exceed the greater of $500 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and
20.3.2.The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.
20.4.Riskified may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:
20.4.1.The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.
G.Arrangements upon Change of Control

21.The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:
21.1.Acceleration of vesting of outstanding options or other equity-based awards;

21.2.Extension of the exercise period of equity-based grants for Riskified’s Executive Officers for a period of up to five (5) years, following the date of termination of employment; and
21.3.Up to an additional one (1) year of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.
21.4.A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.
H.Board of Directors Compensation

22.All Riskified’s non-employee Board members may be entitled to an annual cash fee retainer of up to $50,000 (and up to $75,000 for the chairperson of Riskified’s Board), an annual committee membership fee retainer of up to $10,000, and an annual committee chairperson cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).
23.The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.
24.Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.Each non-employee member of Riskified’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $350,000 or (ii) 0.05% of the Company’s fair market value at the time of approval of the grant by the Board.
26.All other terms of the equity awards shall be in accordance with Riskified’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.
27.In addition, members of Riskified’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.
28.The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.
I.Miscellaneous
29.Nothing in this Policy shall be deemed to grant to any of Riskified’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Riskified to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Riskified and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.
30.An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

31.In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Riskified may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.
*********************

This Policy is designed solely for the benefit of Riskified and none of the provisions thereof are intended to provide any rights or remedies to any person other than Riskified.